Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

Your Clients’ Votes are Important

The Board of Directors of Cohen & Steers Institutional Global Realty Shares, Inc. (IGRS) has approved a reorganization of IGRS with and into Cohen & Steers Global Realty Shares, Inc. (CSS); CSS will be the surviving fund.

The Board recommends that your clients vote “FOR” the Reorganization for the following reasons:

• A lower total expense ratio

• Similar overall investment objectives and policies

• The Reorganization could benefit stockholders of each Fund by providing the potential for portfolio management and operational efficiencies and increased marketability following the Reorganization

How your clients can VOTE!

In addition to voting by mail by returning their proxy card(s), your client may also authorize their vote by either touch-tone telephone or online via the Internet, as follows:

To vote by touch-tone telephone:	To vote by internet:
(1) Read the Proxy/Prospectus and have their proxy card at hand	(1) Read the Proxy/Prospectus and have their proxy card at hand
(2) Call the toll-free number that appears on the proxy card: 1 800 690 6903 (3) Follow the instructions	(2) Go to website www.proxyvote.com (3) Follow the instructions provided on the website

What happens if the reorganization is approved?

If approved, the Reorganization is expected to occur on or about March 23, 2018 but in any event no later than June 30, 2018.

Stockholders of IGRS will become stockholders of CSS. They will receive Class I shares of common stock of CSS, the aggregate NAV of which will equal the aggregate NAV of the shares of IGRS common stock you held on the business day prior to the Reorganization, less your share of the costs of the Reorganization.

Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

If you need more information or have any questions on how to cast your vote, please call Broadridge Financial Solutions, Inc., the Funds’ proxy solicitor, at 855 486 7901.

Please forward the below materials to your clients and encourage them to vote before March 15, 2018!

Important Information About Your Fund - Cohen & Steers Institutional Global Realty Shares, Inc. Proxy Statement

cohenandsteers.com

The proxy materials sent to you contain important information regarding the proposals that you and other stockholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 800 330 7348.

The information transmitted is intended only for the intended recipient and may contain confidential, privileged, copyrighted, or otherwise restricted material. It may not be reproduced or retransmitted without permission. If you have received this in error, please contact the sender, delete this transmission and dispose of any printed material as your review, retransmission, dissemination or other use of, or taking any action in reliance upon, this information is not authorized and may be prohibited by law. Any comments or statements made herein do not necessarily reflect those of Cohen & Steers, Inc., its subsidiaries and affiliates.